Are you a commercial real estate professional that has to subscribe to multiple softwares, spend thousands of dollars a year just to do your job? Are you performing your work in spreadsheets and creating PDF to just live in a folder in your computer, never to see that data utilized again?

We're going to help people save time, money and grow their business all at the same time. In one simple, comprehensive platform.

Rockval offers a comprehensive suite of products at extremely affordable prices so that a commercial real estate professional doesn't have to go to multiple platforms just to do their job.

With Rockval marketing, we help commercial real estate professionals market their properties through professionally designed templates without needing graphic designers or an in-house marketing department, and they can share and track these marketing fliers right through the Rockval website.

With Rockval Proforma we help users underwrite their properties very quickly. We allow users to stay high level and do a quick back of the napkin analysis, or they can go as granular as they want and add whatever deal nuances there are.

With Rockval research we help our users understand and visualize the market to find deals and to get better insights into their properties. There are over three million commercial real estate professionals and there are over two million residential agents. And a vast majority of those customers cannot afford or don't have the training in order to use all the complex and costly softwares in the market.

Rockval's SAAS offering is just ten dollars per product, per user per month. Marketing proforma and research is done every day by commercial real estate professionals. With the shareability of each product suite. We're forecasting just sixty five hundred users out of the five million users in the market to join Rockval in the first year.

We expect this product to double and then triple within the next few years. Our simple, affordable and shareable solution will be available to every commercial real estate professional across the country.

Our uniquely assembled team brings years of experience from commercial real estate and technology to build the ultimate commercial real estate platform.

To date, we've only raised money from people in the industry. They know our pain points, they know what we're solving and they have by far been our biggest advocates.

Rockval's crowdraise is aiming to raise a million dollars, bringing on new developers, growing out our sales team and integrating new data sources to have the nationwide coverage and to cover every commercial real estate professional across the country.

More than the crowd's money, we want your support, we want your use and your feedback so we can drive this product throughout the country.

We hope you join us on this journey and play a strategic role in our success. Visit Rockval.com, Sign up for your free trial and come join the Rockval community.